EXHIBIT 99.1

Zhangmen Education Inc. Receives Delisting Notice from the New York Stock Exchange

SHANGHAI, China – June 3, 2022 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, today announced that on June 2, 2022, it received a written notice from the New York Stock Exchange (“NYSE”), indicating that the staff of NYSE Regulation has determined to commence proceedings to delist the American depositary shares of the Company (the “ADSs”), each representing seventy-two (72) Class A ordinary shares of the Company. Trading in the Company’s ADSs was suspended on the NYSE on June 2, 2022.

NYSE Regulation reached its decision to delist the Company’s ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. The NYSE will apply to the Securities and Exchange Commission (“SEC”) to delist the Company’s ADSs upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation’s decision.

The Company expects to apply for quotation of its ADSs on an appropriate tier of the OTC Markets. This delisting and transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws. The Company cautions the reader to read this press release in its entirety and refer to the Company’s press releases and reports filed with the SEC, including the risks and uncertainties discussed therein, before making any investment decision.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China providing quality-oriented education to students and on-campus education services to educational institutions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com